Camber Energy, Inc. 10-K

Exhibit 99.1

June 17, 2017

Camber Energy, Inc.

450 Gears Road, Suite 780

Houston, TX 77067

Attn:

Mr. Richard Azar

Interim CEO

Re: Estimated Proved Reserves and Future

Net Revenue, Remaining As of March 31, 2017

SEC Case

Mr. Azar,

At your request, the firm of Ralph E. Davis Associates, LLC (“Davis”) of Houston, Texas has prepared an estimate of the proved oil, natural gas and NGL reserves in which Camber Energy, Inc. (“Camber”) has certain interests.

Davis has reviewed 100% of Camber’s proved developed producing, non-producing and undeveloped reserves located in various counties of Oklahoma and Texas. This report presents our assessment of those reserves as of the effective date of this report, March 31, 2017, having completed the evaluation of said estimate of reserves based upon the information presented within this report, on June 17, 2017. This report is provided for inclusion in future filings with the Security and Exchange Commission.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10  Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975. A summation of these definitions is included as a portion of this letter.

We have also estimated the future net revenue and discounted present value associated with these reserves as of March 31, 2017 utilizing SEC guidelines in effect at March 31, 2017. After these product prices were applied, the product prices were not escalated. The costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report. The present value of the cash flow is discounted at 10% and is presented for your information and should not be construed as an estimate of the fair market value.

Estimated Reserves and Future Net Revenue	June 17, 2017
Camber Energy, Inc. Interests	Page 2
As of March 31, 2017 – SEC Report

The results of our study related to our estimate of the total proved reserves attributable to Camber and remaining to be produced as of March 31, 2017 are as follows:

SEC Case

Non-Escalated Pricing Scenario

Estimated Reserves and Future Net Income

Net to Camber Energy, Inc. Interests

As of March 31, 2017

	Proved
	Producing	Non-Producing	Undeveloped	Total Proved
Net Reserves
Oil/Condensate-MBbls	312.1	9.0	1,265.7	1,586.8
Gas-MMcf	7,458.4	1,767.1	578.5	9,804.0
NGL-MBbls	1,784.0	549.3	86.8	2,420.1

Income Data (M$)
Future Gross Revenue	$71,994.9	$16,853.6	$62,763.7	$151,612.2
AdVal Tax	$310.6	$—	$1,569.1	$1,879.7
Severance Tax	$3,183.2	$723.1	$2,690.7	$6,597.0
Operating Costs	$41,801.2	$8,359.2	$9,967.3	$60,127.7
Capital Costs	$—	$101.7	$24,901.7	$25,003.4
Future Net Income (FNI)	$26,699.9	$7,669.6	$23,635.0	$58,004.5
FNI @ 10%	$15,415.1	$2,807.5	$7,202.9	$25,425.4

Note: There may be differences in the addition as a result of computer program rounding of numbers.

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil. Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.

Discussion

The scope of this study was to prepare an estimate of the proved reserves attributable to Camber’s ownership position in the subject properties. Reserve estimates were prepared by Davis using acceptable evaluation principles for each source and were based in large part on the basic information supplied by Camber.

The quantities presented herein are estimated reserves of oil, natural gas and natural gas liquid volumes that geologic and engineering data demonstrate can be recovered from known reservoirs under specific economic conditions with reasonable certainty. Proved undeveloped locations are scheduled to be drilled such that the investment cost will be fully recovered prior to recovery of the estimated reserve volume.

Estimated Reserves and Future Net Revenue	June 17, 2017
Camber Energy, Inc. Interests	Page 3
As of March 31, 2017 – SEC Report

Certain properties have been drilled, completed, and previously produced. All proved develop non-producing properties are considered to have recoverable reserves and are scheduled to be placed on production at a future time.

Certain properties which have been producing are currently shut-in.

Reserves classified as undeveloped are scheduled for future drilling beginning in 2017 and beyond. The undrilled locations have been reviewed on an individual well location basis. The estimates of these recoverable reserves are based on volumetric estimates and offset well analogy.

The estimated future net revenue and discounted present value associated with the reserves as of March 31, 2017 were prepared utilizing a pricing scenario that is detailed later in this report. Costs of operations were provided by Camber, the operator of the majority of the properties. These costs were reviewed by Davis and are considered to be reasonable. Capital costs were also provided by Camber.

This evaluation has been prepared in accordance with the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” as proclaimed by the Society of Petroleum Engineers, the SPE Standards.

Data Source

Basic well and field data used in the preparation of this report were furnished by Camber or were obtained from commercial sources or from Davis’ own database of information. Records as they pertain to factual matters such as acreage controlled, the number and depths of wells, reservoir pressure and/or production history, the existence of contractual obligations to others and similar matters were accepted as presented.

Additionally, the analyses of these properties utilized not only the basic data on the subject wells but also data on analogous properties as provided. Well logs, ownership interest, revenues received from the sale of products and operating costs were furnished by Camber. No physical inspection of the properties was made nor any well tests conducted at this time.

Operating cost data were provided by Camber and were utilized to estimate the direct cost of operation for each property or producing unit. Certain historical costs of operation are charged against a producing unit or group of wells in addition to any individual well costs that may be scheduled for an area. Development costs for new wells to be drilled, wells to be worked over to return intervals to production, anticipated costs to provide for significant field operation, and facility changes were provided by Camber and are reported to be based upon recent field activity.

Estimated Reserves and Future Net Revenue	June 17, 2017
Camber Energy, Inc. Interests	Page 4
As of March 31, 2017 – SEC Report

Ownership

Ownership interests in the subject properties have been furnished by Camber and accepted by Davis without independent verification.

Reserve Estimates

The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations. In addition to individual well production history, well test information when available was utilized in the evaluation. Geologic data was reviewed with Camber personnel to establish reasonableness to the interpretations and a consistent basis for the volumetric estimates of hydrocarbons originally in place in each of the respective field areas. Individual well production histories were analyzed and forecast until a calculated economic limit.

Estimates of reserves to be recovered from undrilled locations are based upon the ultimate reserve potential of existing Camber wells with consideration to any recently completed wells, and their production histories as possible indication of potential drainage or changing structural position. In addition, the ultimate recoverable reserve potential of the various reservoirs was compared to the volumetric estimate of original hydrocarbons in place and the anticipated recovery efficiency.

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. Reserve volumes presented in this report are based upon the available data and are calculated using all methods and procedures as we considered necessary under the circumstances to prepare this report and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates. The various methods and procedures used in the evaluation of the subject properties are considered appropriate for an audit of the subject properties.

It should be noted that all reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends primarily on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of these data. These reserves have been determined using methods and procedures widely accepted within the industry and are believed to be appropriate for the purposes of this report. In our opinion, we used all methods and procedures necessary under the circumstances to prepare this report.

Regulations in the Oil and Gas industry are constantly changing to meet new safety and environmental concerns, in addition to the possibility of some market regulations which have occasionally occurred historically.

Estimated Reserves and Future Net Revenue	June 17, 2017
Camber Energy, Inc. Interests	Page 5
As of March 31, 2017 – SEC Report

State, Local or Federal Regulations, such as upon hydraulic fracturing, or drill/production site security and safety, environmental regulations of spills, noxious emissions, greenhouse gases, and drill site location, wildlife protections and extensive permitting processes, sometimes with multiple agencies or governments, in the future may all adversely affect the ability of the Registrant to recover the estimated reserves, as well as potentially rendering the reserves uneconomic, in certain, as yet undetermined, circumstances. To the best of the engineers belief, none of the reserves described in this report are negatively impacted as of the date of this report, by any such current regulations.

Producing Rates

For the purpose of this report, estimated reserves are scheduled for Camber primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein. Scheduled dates of future well completions may vary from that provided by Camber due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

Pricing Provisions and Differentials

Prices utilized in the evaluation results presented in the letter portion of this report and summarized in the various tables included in this evaluation were furnished by Camber. Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage, for transportation, measuring or the removal of liquids, the liquid yield from gas processed, etc., were accepted as presented.

Crude Oil and Condensate - The unit price used throughout this report for crude oil and natural gas is based upon SEC guidelines, which are the average of prices for the first day of each month for the fiscal year ending March 31, 2017. An average crude price of $47.61 per barrel represents the effective average crude oil price utilized in the evaluation. This respective price for 2017 was held flat throughout the remaining producing life of the properties. There was a pricing adjustment applied to account for quality, location and gravity. This amount varied from negative two dollars and ninety-one cents (-$2.91 USD) to a negative zero dollars and seventy-eight cents (-$0.78 USD) per barrel, depending upon location. Prices for liquid reserves scheduled for initial production at some future date were estimated using this same price.

Estimated Reserves and Future Net Revenue	June 17, 2017
Camber Energy, Inc. Interests	Page 6
As of March 31, 2017 – SEC Report

Natural Gas – The unit price used throughout this report for natural gas is based upon the average of prices for the fiscal year ending March 31, 2017. An average gas price of $2.74 per MMBTU represents the effective average natural gas price utilized in the evaluation. The scheduled price for 2017 was held flat throughout the remaining producing life of the properties. Prices for natural gas reserves scheduled for initial production at some future date were estimated using this same price. Gas prices were adjusted from a range of negative zero dollars and forty-six cents (-$0.46 USD) to positive zero dollars and twenty-six cents (+$0.26 USD) per MMbtu for location, BTU content and quality. These respective adjustments were held constant thereafter to the economic limit of the properties. NGL pricing was held constant at $21.28/bbl before adjustments were made ranging from negative one dollar and fifty-four and nine tenths cents (-$1.549 USD) to a negative differential of zero dollars and forty-eight and seven tenths cents (-$0.487 USD).

Prices for gas and NGL reserves scheduled for initial production at some future date were estimated using this same price.

Gas shrinkage was also applied in this report.

Future Net Income

Future net income is based upon gross income from future production, less direct operating expenses and taxes (production, severance, ad valorem or other). Estimated future capital for development and work-over costs was also deducted from gross income at the time it will be expended. No allowance was made for depletion, depreciation, income taxes or administrative expense.

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties. Lease operating expense and/or capital costs for drilling and/or major work over expense were not escalated throughout the remaining producing life of the properties. Neither the cost to abandon properties nor the salvage value of equipment was considered in this report.

Future net income has been discounted for present worth at values ranging from 0 to 20 percent. In this report the future net income is discounted at a primary rate of ten (10.0) percent.

General

Camber Energy, Inc. has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this evaluation. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Estimated Reserves and Future Net Revenue	June 17, 2017
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As of March 31, 2017 – SEC Report

Neither Ralph E. Davis Associates, LLC nor any of its employees have any interest in Camber Energy, Inc., or any other related company or the properties reported on herein. The employment and compensation to make this study are not contingent on our estimate of reserves.

The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the SPE standards.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please feel free to contact us if we can be of further service.

We appreciate the opportunity to be of service to you in the matter of this report and will be glad to address any questions or inquiries you may have.

Very truly yours,

RALPH E. DAVIS ASSOCIATES, LLC

David G. Cole
Senior Reservoir Engineer
Ralph E. Davis Associates, LLC

Curt Taylor, P.E.
President
Ralph E. Davis Associates, LLC